June 6, 2025

Stephen Hood
President and Chief Executive Officer
Motorsport Games Inc.
5972 NE 4th Avenue
Miami, Florida 33137

       Re: Motorsport Games Inc.
           Registration Statement on Form S-3
           Filed May 30, 2025
           File No. 333-287673
Dear Stephen Hood:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 or Matthew Derby at 202-551-3334
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Leslie Marlow